                            LUFKIN INDUSTRIES, INC.
                                  P.O. BOX 849
                                601 SOUTH RAGUET
                              LUFKIN, TEXAS 75902

                                PROXY STATEMENT

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GENERAL INFORMATION

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  The accompanying proxy is solicited by the Board of Directors of Lufkin
Industries, Inc. (the "Company") for use at the Annual Meeting of Shareholders to be held on May 17, 1995, and any adjournments thereof. The annual meeting will be held at 9:00 a.m. Lufkin Time, at the Lufkin Civic Center, 601 North Second, Lufkin, Texas. When such proxy is properly executed and returned, the shares it represents will be voted at the meeting in accordance with the directions noted thereon; or if no direction is indicated, it will be voted in favor of the proposals set forth in the notice attached hereto. Any shareholder giving a proxy has the power to revoke it by oral or written notice to the Secretary of the Company at any time before it is voted.

  A shareholder entitled to vote for the election of directors can withhold authority to vote for all nominees for directors or can withhold authority to vote for certain nominees for directors. Abstentions from either the proposal to elect directors, the proposal to approve the appointment of independent certified public accountants or the proposal to amend the 1990 Stock Option Plan are treated as votes against the particular proposal. Broker non-votes on any of such matters are treated as shares as to which voting power has been withheld by the beneficial holders of those shares and, therefore, as shares not entitled to vote on the proposal as to which there is the broker non-vote.

  The cost of solicitation of these proxies will be borne by the Company. In addition to solicitation by mail, certain directors, officers, and regular employees of the Company may solicit proxies by telephone and personal interview.

  The approximate date on which this Proxy Statement will first be sent to shareholders is April 5, 1995.

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VOTING SECURITIES

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  At the close of business on March 30, 1995, which is the record date for the determination of shareholders of the Company entitled to receive notice of and to vote at the annual meeting or any adjournments thereof, the Company had outstanding 6,792,381 shares of common stock, $1.00 par value (the "Common Stock"). Each share of Common Stock is entitled to one vote upon each of the matters to be voted on at the meeting.

  Quest Advisory Corp. is the beneficial owner of 486,472 shares of the Company's Common Stock and Quest Management Company is the beneficial owner of 9,800 shares of the Company's Common Stock. Together these two related entities own beneficially 7.3% of the Company's Common Stock.

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PROPOSAL 1. ELECTION OF DIRECTORS

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  The Board of Directors has nominated and urges you to vote FOR the election of the four directors who have been nominated to serve a three-year term of office in the 1998 class of directors. Proxies solicited hereby will be so voted unless shareholders specify otherwise in their proxies. The affirmative vote of the holders of a majority of the Common Stock present in person or by proxy at the meeting and entitled to vote is required for approval of this Proposal.

  The Company's Fourth Restated Articles of Incorporation (the "Articles") divide the Board of Directors, with respect to terms of office, into three classes, designated as Class I, Class II and Class III. Each class of directors is to be elected to serve a three-year term and is to consist of, as nearly as possible, one-third of the members of the entire Board. In accordance with the Company's Bylaws, the Company's Board of Directors is currently fixed at 11 members.

  The term of office of each of the Class I Directors expires at the time of the 1995 Annual Meeting of Shareholders, or as soon thereafter as their successors are elected or qualified. Mr. O'Neal, Mr. Stevenson, Mr. Trout and Mr. Wiener have been nominated to serve an additional three-year term as Class I Directors. Each of the nominees has consented to be named in this Proxy Statement and to serve as a director, if elected.

  It is intended that the proxies solicited hereby will be voted FOR the election of the nominees for director listed below, unless authority to do so has been withheld. If, at the time of the 1995 Annual Meeting of Shareholders, any of the nominees should be unable or decline to serve, the discretionary authority provided in the proxy will be used to vote for a substitute or substitutes designated by the Board of Directors. The Board of Directors has no reason to believe that any substitute nominee or nominees will be required.

DIRECTORS AND NOMINEES FOR DIRECTOR

  The nominees for Class I Directors, if elected, whose term of office as directors will expire in 1998, and certain additional information with respect to each of them, are as follows:

    Bob H. O'Neal, President, Chief Executive Officer and a Director of Stewart & Stevenson Services, Inc. Age 60. Mr. O'Neal became a director in 1992 and currently serves on the Compensation Committee.

    Frank B. Stevenson, formerly Chairman of the Board, President and Chief Executive Officer of the Company. Age 67. He became a director of the Company in 1983 and currently serves on the Audit Committee.

    H. J. Trout, Jr., manager of his own investments since 1990. He formerly served as District Sales Manager for the Company. Age 50. Mr. Trout has been a director of the Company since 1980 and serves as a member of the Executive Committee.

    Thomas E. Wiener, attorney with the law firm of Wiener & Caplan, P.C. Age
  54. Mr. Wiener became a director of the Company in 1987 and currently serves on the Audit Committee and the Executive Committee.

  The Class II Directors, whose present term of office as directors will continue after the meeting and expire in 1996, and certain additional information with respect to each of them, are as follows:

    L. R. Jalenak, Jr., formerly Chairman of the Board of Cleo Inc., a Gibson Greetings Company, is a director of Perrigo Company and Dyersburg Corp. He also serves as an Independent Trustee for First Funds (a family of mutual funds). Age 64. Mr. Jalenak has been a director since 1990 and also serves on the Compensation Committee and Audit Committee.

    Henry H. King, President of Henry H. King & Associates. Age 62. Mr. King has been a director since 1990 and also serves on the Executive Committee and the Compensation Committee.

    Douglas V. Smith, President and Chief Executive Officer of the Company. Age 52. Mr. Smith was elected President and Chief Executive Officer of the Company in January 1993. He was also elected as a director in January 1993. He previously served as Vice President--Worldwide Manufacturing for Cooper Oil Tool Division of Cooper Industries (Houston, Texas).

    W. W. Trout, Jr., retired Vice President of the Company. Age 63. Mr. Trout has been a director of the Company since 1968.

  The Class III Directors, whose present term of office as directors will continue after the meeting and expire in 1997, and certain additional information with respect to each of them, are as follows:

    Simon W. Henderson, III, manager of his own investments. Age 61. Mr. Henderson has been a director of the Company since 1971 and currently serves as a member of the Compensation Committee and the Executive Committee.

    Melvin E. Kurth, Jr., manager of his own investments. Age 64. Mr. Kurth has been a director of the Company since 1968 and currently serves as a member of the Audit Committee.

    W. T. Little, a management consultant. Age 61. Mr. Little has been a self-employed management consultant for the last five years. He became a director of the Company in 1968.

  Mr. W. W. Trout, Jr., is the first cousin of H. J. Trout, Jr.

                                       3

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  The following table reflects the beneficial ownership of the Company's Common
Stock as of December 31, 1994, with respect to (i) each person who is known by the Company to own beneficially more than 5% of the outstanding shares of the Company's Common Stock; (ii) the directors and nominees for director; (iii) each executive officer named in the Summary Compensation Table; and (iv) the Company's directors and officers as a group.

                                                            NUMBER OF
                           NAME OF                         SHARES OWNED PERCENT
                      BENEFICIAL OWNER                     BENEFICIALLY OF CLASS
                      ----------------                     ------------ --------
   Quest Advisory Corp./1/
   Quest Management Company/1/ ...........................   496,272       7.3
   James W. Barber .......................................       400         *
   C. James Haley, Jr. ...................................     3,620         *
   Simon W. Henderson, III................................    86,033       1.3
   L. R. Jalenak, Jr. ....................................       400         *
   Henry H. King..........................................     2,128         *
   Melvin E. Kurth, Jr. ..................................   112,896       1.7
   W. T. Little...........................................    97,356       1.4
   Bob H. O'Neal..........................................       500         *
   E. G. Pittman..........................................     1,400         *
   Scott H. Semlinger.....................................       105         *
   Douglas V. Smith.......................................     6,000         *
   Frank B. Stevenson.....................................     4,150         *
   H. J. Trout, Jr. ......................................   320,984       4.7
   W. W. Trout, Jr. ......................................    29,393        .1
   Thomas E. Wiener.......................................    75,636       1.1
   Directors and officers as a group......................   745,146      10.9

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* Indicates ownership of less than one percent of the outstanding shares of
  Common Stock of the Company.

1. Pursuant to a Schedule 13G filed with the Company, Quest Advisory Corp. and Quest Management Company may be deemed to be controlled by Charles M. Royce. Quest Advisory Corp. has sole voting power and sole dispositive power with respect to 486,472 shares and Quest Management Company has sole voting power and sole dispositive power with respect to 9,800 shares.

  Each director and nominee for director listed above possessed sole voting and investment powers as to all the shares listed as being beneficially owned by such person, except Melvin E. Kurth, Jr. who has a limited term interest in the income of 26,712 of the listed shares which are held in trust for the benefit of himself and his sons, W. T. Little who shares voting and investment powers as to 64,800 of the listed shares, H. J. Trout, Jr. who has a remainder interest as to 272,980 of the listed shares which are held in a trust for his mother for which he is trustee and Thomas E. Wiener who shares voting and dispositive powers as to 48,864 of the listed shares.

  The Board of Directors has a standing Audit Committee. The Audit Committee is currently comprised of Messrs. L. R. Jalenak, Jr., M. E. Kurth, Jr., F.B. Stevenson and T. E. Wiener. The Audit Committee's functions include making recommendations concerning the engagement of independent auditors, reviewing with the independent auditors the plan and results of the auditing engagement, reviewing the scope and results of the Company's procedures for internal auditing, reviewing professional services provided by the

                                       4

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independent auditors, reviewing the independence of the independent auditors, considering the range of audit and nonaudit fees and reviewing the adequacy of the Company's internal accounting controls.

  The Board of Directors also has a standing Compensation Committee which is currently comprised of Messrs. S. W. Henderson, III, L. R. Jalenak, Jr., H. H. King and B. H. O'Neal. The functions performed by the Compensation Committee include: reviewing executive salary and bonus structure; reviewing the Company's stock option plan (and making grants thereunder); setting bonus goals; and approving salary and bonus awards to key executives.

  The Board of Directors does not have a standing Nominating Committee.

  During 1994, the Audit Committee had two meetings; the Compensation Committee had four meetings; the Executive Committee had three meetings and the Board of Directors had four meetings. During 1994 each continuing member of the Board of Directors attended 75% or more of the meetings of the Board of Directors and the committees of which he was a member.

  During 1994, the directors received $850 for each meeting of the Board of Directors or committee meeting that they attended in addition to a quarterly payment of $2,000.


                                       5

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                      REPORT OF THE COMPENSATION COMMITTEE

  The Compensation Committee of the Board of Directors of Lufkin Industries, Inc. (the "Committee") is pleased to present its 1994 report on executive compensation. This Committee report documents the components of the Company's executive officer compensation program and describes the basis on which 1994 compensation program determinations were made by the Committee with respect to the executive officers of the Company, including the executive officers that are named in the compensation tables. The Committee meets regularly and is comprised entirely of non-employee directors. The duty of the Committee is to review compensation levels of members of management, as well as administer the Company's various incentive plans including its annual bonus plan and its stock option plan. The Committee reviews with the Board of Directors in detail all aspects of compensation for all of the Company's senior officers.

  The Committee has retained the services of a national compensation consulting firm, to assist the Committee in connection with the performance of its various duties. Such firm provides advice to the Committee with respect to how compensation paid by the Company to its senior officers compares to compensation paid by other companies. Members of the Committee also review compensation surveys provided by the compensation consulting firm and others.

EXECUTIVE COMPENSATION PROGRAM PHILOSOPHY

  The design of the Company's executive compensation program is based on three fundamental principles. First, compensation must support the concept of pay for performance, that is, compensation awards are directly related to the financial results of the Company, to increasing stockholders value, and to individual contributions and accomplishments. As a result much of an executive officer's compensation is "at risk" with annual bonus compensation, at target levels, amounting to approximately 35% of total cash compensation.

  The second principle of the program is that it should offer compensation opportunities competitive with those provided by other comparable industrial companies. It is essential that the Company be able to retain and reward its executives who are critical to the long-term success of the Company's diversified and complex businesses.

  The final principle is that the compensation program must provide a direct link between the long-term interests of the executives and the stockholders. Through the use of stock-based incentives, the Committee focuses the attention of executives on managing the Company from the perspective of an owner with an equity stake.

COMPENSATION PLAN COMPONENTS

  Base Salary. The Committee establishes base salary levels for the Company's executive officers that are generally comparable to similar executive positions in companies of similar size and complexity as the Company. The Company obtains comparative salary information from published market surveys and from a national compensation consulting firm. The comparative data is from industrial companies of a comparable size in revenue. The Company's salaries are moderately below the competitive market at the fiftieth percentile in these comparisons. The Committee approves all salary changes for the Company's officers and bases individual salary changes on a combination of factors such as the performance of the executive salary level relative to the competitive market, the salary increase budget for the Company and the recommendation of the Chief Executive Officer.

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

  The Company's compensation consulting firm has reviewed the salary for each of the Company's officers for 1994 and has reported to the Committee that in the opinion of such firm, the salary of each officer is within the competitive range, in view of the Company's size and performance and the responsibility of those officers.

  Incentive Compensation. The Company's performance, or that of a division or business unit, as the case may be, for purposes of compensation decisions is measured under the annual bonus plan against goals established at the start of the year by the Committee. In each instance, the goals consisted in most part of making budgeted sales and expense levels, as well as subjective individual performance goals. Such goals were generally not met in 1994. Nevertheless, bonuses were given to executives associated with the Trailer and Foundry Divisions, due to the performances of those divisions.

  Chief Executive Officer Compensation. Mr. Smith's base salary for 1994 was $225,000 and his annual bonus was $50,000. These amounts were determined at the time Mr. Smith was hired in January 1993. The Committee believed this salary was competitive. The committee believes it is critical to attract and retain the best qualified executives.

  Stock Options. During 1994, the Committee also made stock option grants to each of the senior officers of the Company, other than the Chief Executive Officer. Each of those officers received stock options which were based on his responsibilities and relative position in the Company. The Committee's policy is to make stock option grants infrequently and for the purpose of tying a portion of the employees compensation to the long-term performance of the Company's Common Stock. By making such grants infrequently, the Committee feels the long-term nature of such grants are emphasized.

  No member of the Committee is a former or current officer or employee of the Company or any of its subsidiaries. The following members of the Compensation Committee have delivered the foregoing report.

  H. H. King, Chairman
  S. W. Henderson, III
  L. R. Jalenak, Jr.
  B. H. O'Neal

  The foregoing report and the performance graph and related description included in this proxy statement shall not be deemed to be filed with the Securities and Exchange Commission except to the extent the Company specifically incorporates such items by reference into a filing under the Securities Act of 1933 or Securities Exchange Act of 1934.

PERFORMANCE GRAPH

  The following performance graph compares the performance of the Company's common stock to the NASDAQ Market Value Index and to the Media General Oilfield Services Index (which includes the Company) for the last four years. The graph assumes that the value of the investment in the Company's common stock and each index was $100 at November 4, 1990. The Company's common stock began trading in November 1990. Prior to that time there was no market in the Company's stock. Therefore, five-year data is unavailable.

                             [GRAPH APPEARS HERE]


                                                        DECEMBER 31,
                                  NOVEMBER 4, ---------------------------------
                                     1990     1990   1991   1992   1993   1994
                                  ----------- ----- ------ ------ ------ ------
     Lufkin Industries, Inc. ....     100     85.04  89.72  71.19  66.26  71.46
     NASDAQ Market Value Index...     100     99.73 128.03 129.28 155.08 162.82
     Media General Oilfield
      Services Index.............     100     99.31  94.84  94.51 110.32  98.62

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EXECUTIVE COMPENSATION

  The following table sets forth information with respect to the Chief Executive Officer and the four most highly compensated executive officers of the Company as to whom the total annual salary and bonus for the year ended December 31, 1994, exceeded $100,000:

                           SUMMARY COMPENSATION TABLE

                                                 LONG-TERM
                                                COMPENSATION
              ANNUAL COMPENSATION                  AWARDS
- ----------------------------------------------- ------------
          (A)            (B)    (C)      (D)        (E)            (F)
          ---            ---    ---      ---        ---            ---
                                                   STOCK
   NAME AND PRINCIPAL                             OPTIONS       ALL OTHER
        POSITION         YEAR  SALARY  BONUS(1)   (SHARES)   COMPENSATION(2)
   ------------------    ---- -------- -------- ------------ ---------------
Douglas V. Smith........ 1994 $225,000 $50,000         --        $12,590
 President and           1993  213,121  50,000     50,000          9,590
 Chief Executive Officer
James W. Barber......... 1994   95,153  45,000      4,000          5,404
 Vice President
Scott H. Semlinger...... 1994  113,136  17,000      4,000          5,926
 Vice President          1993  108,514  22,500      5,000          5,193
                         1992  112,066   5,413      5,000          6,843
C. James Haley, Jr. .... 1994  106,272      --      4,000          5,850
 Secretary-Treasurer     1993   99,471  22,500      5,000          4,750
                         1992  101,835   4,979      5,000          6,066
E. G. Pittman........... 1994  103,597      --      4,000          5,725
 Vice President          1993   97,962  20,000      5,000          4,744
                         1992   97,844   4,543      2,800          6,081

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(1) Annual bonus amounts are earned and accrued during the years indicated, and paid in the first quarter of the following year.
(2) The All Other Compensation consists of the Company's contribution to the Thrift Plan.

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